UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Endo Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock
$.01 par value per share

(Title of Class of Securities)

29264F 20 5

(CUSIP Number)

James J. Connors, II
Endo Pharma LLC
320 Park Avenue
New York, New York 10022
(212) 751-3939
with a copy to:
Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522
(212)735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Endo Pharma LLC		I.R.S. Identification Nos. of above persons (entities only): 23-3053410

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 63,184,284

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 63,184,284

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,184,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.6%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Kelso Investment Associates V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-372-8774

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Kelso Equity Partners V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-378-7708

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Kelso Partners V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-372-8773

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 48,731,032

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 48,731,032

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,731,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Philip E. Berney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Frank K. Bynum, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: James J. Connors, II		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Michael B. Goldberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Frank J. Loverro		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: George E. Matelich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Frank T. Nickell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Joseph S. Schuchert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: David I. Wahrhaftig		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Thomas R. Wall, IV		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 52,831,437

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 52,831,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,831,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Endo Pharma LLC, a limited liability company organized under the laws of the State of Delaware (“Endo LLC”), and the other reporting persons named therein with the Securities Exchange Commission (“SEC”) on July, 17, 2000, as amended by Amendment No. 1 filed with the SEC on February 11, 2003 (together, the “Filing”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Endo Pharmaceuticals Holdings Inc. (the “Issuer” or “Endo” ). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this Amendment is to amend and supplement the information contained in Items 2, 5, 6 and 7 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.
Item 2. Identity and Background
Item 2 is hereby amended and restated as follows:
"(a) This Schedule 13D is being filed jointly by Endo Pharma LLC, a limited liability company organized under the laws of the State of Delaware (“Endo LLC”); Kelso Investment Associates V, L.P., a limited partnership organized under the laws of the State of Delaware (“KIA V”); Kelso Equity Partners V, L.P., a limited partnership organized under the laws of the State of Delaware (“KEP V”); Kelso Partners V, L.P., a limited partnership organized under the laws of the State of Delaware and the general partner of KIA V (“KP V”); Philip E. Berney, Frank K. Bynum, Jr., James J. Connors, II, Michael B. Goldberg, Frank J. Loverro, George E. Matelich, Frank T. Nickell, Joseph S. Schuchert, David I. Wahrhaftig, and Thomas R. Wall, IV, each of whom is a general partner of KP V and of KEP V (such individuals, collectively, the “Kelso General Partners”) (Endo LLC, KIA V, KEP V, KP V, the Kelso General Partners, are referred to herein as the “Filing Persons”). The Filing Persons, other than Endo LLC, hereby disclaim beneficial ownership of any shares of the Common Stock that may be beneficially owned by Endo LLC, and the filing of this statement shall not be construed as an admission that the Filing Persons, other than Endo LLC, are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any such shares of Common Stock. Information with respect to each Filing Person is given solely by such Filing Person and no Filing Person has responsibility for the accuracy or completeness of information supplied by any other Filing Person.
"(b) The principal business address for each of Endo LLC, KIA V, KEP V, KP V and the Kelso General Partners is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
"(c) Endo LLC was formed for the purpose of acquiring and holding shares of the Common Stock of the Issuer in connection with the merger (the “Merger”) of Algos Pharmaceutical Corporation, a Delaware corporation (“Algos”), with and into Endo Inc., a Delaware corporation and newly formed, wholly-owned subsidiary of the Issuer (“Sub”), pursuant to an Agreement and Plan of Merger, dated as of November 26, 1999, by and among Endo, Sub and Algos (as may be amended and restated from time to time, the “Merger Agreement”).
“KIA V and KEP V are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company, a private investment firm specializing in acquisition transactions (“Kelso”). The present principal occupation of each of the Kelso General Partners is as follows: Mr. Schuchert is Chairman of Kelso; Mr. Nickell is President and Chief Executive Officer of Kelso; Mr. Berney is Managing Director of Kelso; Mr. Bynum is Managing Director of Kelso; Mr. Connors is Managing Director and General Counsel of Kelso; Mr. Goldberg is Managing Director of Kelso; Mr. Loverro is Managing Director of Kelso; Mr. Matelich is Managing Director of Kelso; Mr. Wall is Managing Director of Kelso and Mr. Wahrhaftig is Managing Director of Kelso.
"(d)-(e) During the last five years, none of the Filing Persons, and to the best of each of the Filing Persons’ knowledge, any of their respective executive officers, controlling persons or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.”
"(f) All Filing Persons who are natural persons are citizens of the United States.”

Item 5. Interest in Securities of the Issuer
Item 5(a)-(b) is hereby amended and restated in its entirety to read as follows:
“Endo LLC
As of September 15, 2005, the aggregate number of shares of Common Stock that Endo LLC has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 63,184,284. This represents approximately 47.6% of the 132,699,179 shares of Common Stock outstanding as of September 15, 2005.
All Other Filing Persons
Because of their direct or indirect ownership of the majority of the Units of Endo LLC, each of KIA V, KEP V, KP V and the Kelso General Partners may be deemed as possessing the shared power to vote or to direct the vote (and as a result, may under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) an aggregate of 52,831,437 shares of Common Stock (48,731,032 shares of Common Stock in the case of KP V). This number of shares represents approximately 39.8% (36.7% in the case of KP V) of the 132,699,179 shares of such Common Stock outstanding as of September 15, 2005. However, all such Filing Persons, other than Endo LLC, disclaim beneficial ownership of such shares of Common Stock.”
Item 5(c) is hereby amended by adding the following after the last paragraph under “Endo LLC Common Stock Sales”:
On February 20, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 18,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On February 28, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 52,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On March 13, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 87,000 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On March 31, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 110,000 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On May 1, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 167,000 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On May 6, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 10,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On July 8, 2003, Endo LLC and certain other selling stockholders, including certain directors, officers and employees of Endo, sold by way of an underwritten secondary offering 15,000,000 shares of Common Stock of the Issuer. 13,051,465 shares of Common Stock of the Issuer were sold by Endo LLC in the offering. Additionally, Endo LLC, in satisfaction of its contractual obligations under the Endo Pharma LLC 1997 Executive and Employee Stock Options Plans and Endo Pharma LLC 2000 Supplemental Executive and

Employee Stock Option Plans, transferred 1,435,297 shares of Common Stock held by it to certain executives and employees of the Issuer in connection with the exercise of options held by such executives and employees, which were sold in the offering.
In July 11, 2003, Endo LLC and certain other selling stockholders, including certain directors, officers and employees of Endo, sold by way of an underwritten secondary offering 1,619,000 shares of Common Stock of the Issuer to satisfy the exercise of the over-allotment option granted to the underwriters in the offering. 1,436,256 shares of Common Stock of the Issuer were sold by Endo LLC to satisfy the exercise of the over-allotment option granted to the underwriters in the offering. Additionally, Endo LLC, in satisfaction of its contractual obligations under the Endo Pharma LLC 1997 Executive and Employee Stock Options Plans and Endo Pharma LLC 2000 Supplemental Executive and Employee Stock Option Plans, transferred 156,521 shares of Common Stock held by it to certain executives and employees of the Issuer in connection with the exercise of options held by such executives and employees, which were sold to satisfy the exercise of the over-allotment option granted to the underwriters in the offering.
On July 28, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 79,304 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On September 9, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 197,378 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On October 8, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 74,524 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On November 13, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 74,779 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On January 8, 2004, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 50,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On February 10, 2004, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 29,659 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On March 8, 2004, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 1,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On April 9, 2004, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 81,207 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On August 9, 2004, Endo LLC and certain other selling stockholders, including certain directors, officers and employees of Endo, sold by way of an underwritten secondary offering 11,000,000 shares of Common Stock of the Issuer. 6,974,379 shares of Common Stock of the Issuer were sold by Endo LLC in the offering. Additionally, Endo LLC, in satisfaction of its contractual obligations under the Endo Pharma LLC 1997 Executive and Employee Stock Options Plans and Endo Pharma LLC 2000 Supplemental Executive and Employee Stock Option Plans, transferred 3,846,013 shares of Common Stock held by it to certain executives and employees of the Issuer in connection with the exercise of options held by such executives and employees, which were sold in the offering.

On October 20, 2004, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 50,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On November 29, 2004, Endo LLC and certain other selling stockholders, including certain officers, directors and employees of Endo, sold by way of an underwritten secondary offering 8,000,000 shares of Common Stock of the Issuer. 5,072,276 shares of Common Stock of the Issuer were sold by Endo LLC in the offering. Additionally, Endo LLC, in satisfaction of its contractual obligations under the Endo Pharma LLC 1997 Executive and Employee Stock Options Plans and Endo Pharma LLC 2000 Supplemental Executive and Employee Stock Option Plans, transferred 2,797,101 shares of Common Stock held by it to certain executives and employees of the Issuer in connection with the exercise of options held by such executives and employees, which were sold in the offering.
On March 10, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 38,871 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On May 27, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 100,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On July 22, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 17,456 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
On August 9, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 11,000 shares of Common Stock held by it to a former employee of the Issuer in connection with the exercise of options held by such former employee.
On September 15, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 128,000 shares of Common Stock held by it to certain former employees of the Issuer in connection with the exercise of options held by such former employees.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following immediately before the last paragraph of Item 6:
“On June 5, 2003, Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein) entered into an amended and restated employee stockholders agreement (the “2003 Employee Stockholders Agreement”) pursuant to which Endo LLC granted its consent to certain sales of Common Stock by the Employee Stockholders and the parties clarified the scope of certain rights granted under the Employee Stockholders Agreement. A copy of the 2003 Employee Stockholders Agreement is included as Exhibit 17 hereto and is incorporated by reference herein.
“On June 30, 2003, Endo and Endo LLC entered into an amendment to the Registration Rights Agreement (the “Registration Rights Agreement Amendment” and together with the Registration Rights Agreement, the “2003 Registration Rights Agreement”) to clarify the scope of certain rights relating to priority in demand registrations in connection with sales by Endo LLC of Endo’s Common Stock. A copy of the Registration Rights Agreement Amendment is included as Exhibit 18 hereto and incorporated by reference herein.
“On July 7, 2003, Endo, Endo LLC, KIA V, KEP V and certain of Endo’s executive officers entered into an amended and restated executive stockholders agreement (the “2003 Executive Stockholders Agreement”) to clarify the scope of certain rights granted under the Executive Stockholders Agreement in connection with sales by Endo LLC of shares of Common Stock. A copy of the 2003 Executive Stockholders Agreement is included as Exhibit 19 hereto and is incorporated by reference herein.
“On April 30, 2004, Endo and Endo LLC entered into an agreement (the “2004 Shelf Registration Agreement”), pursuant to which Endo agreed to register 30,000,000 shares of Common Stock under a shelf registration statement filed on Form S-3 (the “2004 Shelf Registration Statement”), which included shares of Common Stock for resale by Endo LLC and certain other Endo stockholders. In exchange Endo LLC agreed not to exercise its demand registration rights under the 2003 Registration Rights Agreement and to reduce the number of demand registration rights available to it under the 2003 Registration Rights Agreement. A copy of the 2004 Shelf Registration Agreement is included as Exhibit 20 hereto and is incorporated by reference herein.
“On April 30, 2004, Endo, Sub and Endo LLC, entered in to an amended and restated tax sharing agreement (the “2004 Tax Sharing Agreement”)which amended and restated the Tax Sharing Agreement. The 2004 Tax Sharing Agreement provided for specific schedules upon which payments contemplated by the Tax Sharing Agreement would be made following the occurrence of a liquidity event. A copy of the 2004 Tax Sharing Agreement is included as Exhibit 21 and is incorporated by reference herein.
“On June 10, 2004, Endo and Endo LLC entered into an amendment to the 2004 Shelf Registration Agreement (the “2004 Shelf Registration Agreement Amendment” and together with the 2004 Shelf Registration Agreement, the “2004 Amended Shelf Registration Agreement”), pursuant to which Endo agreed to register 29,674,000 shares of Common Stock on the 2004 Shelf Registration Statement for resale by Endo LLC and 326,000 shares of Common Stock for resale by other Endo stockholders from time to time by way of (i) underwritten offerings; (ii) block trades; (iii) derivative transactions with third parties; or (iv) other types of hedging transactions. A copy of the 2004 Shelf Registration Agreement Amendment is included as Exhibit 22 hereto and is incorporated by reference herein.
“On June 28, 2004, Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) entered into an amendment to the 2003 Employee Stockholders Agreement (the “First Employee Stockholders Agreement Amendment”, and together with the 2003 Employee Stockholders Agreement, the “2004 Employee Stockholders Agreement”) clarifying the scope of certain rights granted in the 2003 Employee Stockholders Agreement in connection with sales by Endo LLC of shares of Common Stock under a shelf registration statement. A copy of the First Employee Stockholders Agreement Amendment is included as Exhibit 23 hereto and is incorporated by reference herein.
“On June 28, 2004, Endo, Endo LLC, KIA V, KEP V and certain of Endo’s executive officers entered into an amendment to the 2003 Executive Stockholders Agreement (the “First Executive Stockholders Agreement Amendment”, and together with the 2003 Executive Stockholders Agreement, the “2004 Executive Stockholders Agreement”) clarifying the scope of certain rights granted in the 2003 Executive Stockholders Agreement in connection with sales by Endo LLC of shares of Common Stock under a shelf registration statement. A copy of the First Executive Stockholders Agreement Amendment is included as Exhibit 24 hereto and is incorporated by reference herein.
“Endo, Endo LLC and KIA V entered, or will enter, as the case may be, into a consent and release agreement (the “Consent and Release”) with such Employee Stockholders as executed or will execute the Consent and Release and who were party to the 2004 Employee Stockholders Agreement. Employee Stockholders who own a majority of the shares of Common Stock owned by the Employee Stockholders have executed the Consent and Release and the Consent and Release became effective on September 20, 2005, for those Employee Stockholders who had executed it. Other Employee Stockholders may execute the Consent and Release at any time. Pursuant to the Consent and Release, upon its effectiveness, Endo LLC released each Employee Stockholder who executed the Consent and Release from the 2004 Employee Stockholders Agreement. Employee Stockholders who execute the Consent and Release will no longer be bound by the restrictions on transfer of their shares of Common Stock under the 2004 Employee Stockholders Agreement, and will no longer be entitled to any benefits under the 2004 Employee Stockholders Agreement. From a date no later than October 24, 2005, Employee Stockholders who execute the Consent and Release will be permitted to sell, subject to certain volume limitations, approximately 2.8 million shares of Common Stock (i) issued or issuable to such Employee Stockholders upon exercise of options granted to them under the LLC Plans, and (ii) acquired by such Employee Stockholders pursuant to the 1997 Employee Stock Purchase Plan. In the event Endo LLC and certain members of Endo senior management consummate an offering prior to October 24, 2005, Endo currently intends to permit Employee Stockholders who execute the Consent and Release to sell such shares of Common Stock, subject to volume restrictions, from the date of the consummation of such offering. In connection with the Consent and Release, the committee administering the LLC Plans accelerated the exercisability of the Class C options granted under the LLC Plans such that all of the Class C Options are immediately exercisable.
“Employee Stockholders who execute the Consent and Release also agree, with respect to the 2004 Shelf Registration Statement, to (a) be removed as a selling shareholder; (b) have the shares reserved for sale by them reallocated to any of the other selling shareholders named therein; (c) to have any increase in the number of shares registered under the 2004 Shelf Registration Statement allocated to any of the other selling shareholders named therein; and (d) to take such actions as may be requested by the Issuer to terminate the custody arrangements made in June 2004 in connection with the 2004 Shelf Registration Statement, and to withdraw their shares from any such arrangements. The Employee Stockholders also agree to waive any rights they may have in respect of the registration of shares of Common Stock. A copy of Consent and Release is included as Exhibit 25 and is incorporated by reference herein.
“Additionally, the parties to the Consent and Release entered into a second amendment to the 2004 Employee Stockholders Agreement (“Second Employee Stockholders Agreement Amendment” and together with the 2004 Employee Stockholders Agreement, the “2005 Employee Stockholders Agreement”). The Second Employee Stockholders Agreement Amendment became effective on September 20, 2005, when it had been executed by Employee Stockholders who own a majority of the shares of Common Stock owned by the Employee Stockholders. The Second Employee Stockholders Agreement Amendment amends the 2004 Employee Stockholders Agreement for all Employee Stockholders and eliminates the rights of all Employee Stockholders with respect to future underwritten offerings or block sales of shares of Common Stock by Endo LLC. A copy of the Second Employee Stockholders Agreement Amendment is included as Exhibit 26 and is incorporated by reference herein.
“On September 20, 2005, Endo, Endo LLC and KIA V entered into a second amendment to the 2004 Executive Stockholders Agreement (“Second Executive Stockholders Agreement Amendment”, and together with the 2004 Executive Stockholders Agreement, the “2005 Executive Stockholders Agreement”) with certain members of the senior management of Endo. Under the Second Executive Stockholders Agreement Amendment, if Endo registers shares of Common Stock on behalf of Endo LLC pursuant to a shelf registration statement under Rule 415 of the Securities Act of 1933, as amended (other than a registration pursuant to the 2003 Registration Rights Agreement) and such shelf registration statement provides for, among other things, sales by Endo LLC through one or more (including any combination thereof) (i) block trades, (ii) underwritten offerings, (iii) derivative transactions with third parties, or (iv) other types of hedging transactions (each, a “Take-down Transaction”), then Endo LLC agrees that at least 15% of the aggregate number of shares of Common Stock to be sold in any Take-down Transaction will be available for sale by certain members of the senior management of Endo in accordance with the rights, procedures and limitations set forth therein. A copy of the Second Executive Stockholders Agreement Amendment is included as Exhibit 27 and is incorporated by reference herein.
“In connection with the shelf registration statement filed by the Issuer on September 2, 2005, Endo, Endo LLC and certain members of Endo’s senior management entered into a shelf registration agreement, dated September 21, 2005 (the “2005 Shelf Registration Agreement”), providing for the registration of 19 million shares of Common Stock for resale by Endo LLC and certain other selling stockholders. The 2005 Shelf Registration Agreement also provided for certain arrangements regarding the allocation among the selling stockholders of the shares of Common Stock to be sold under the registration statement. In exchange for the registration of the shares of Common Stock, Endo LLC agreed to reduce the number of demand registration rights available to it pursuant to the registration rights agreement dated July 17, 2000, as amended on June 30, 2003. A copy of the 2005 Shelf Registration Agreement is included as Exhibit 28 hereto and incorporated by reference herein.”
The last paragraph of Item 6 is amended by inserting the following after each occurrence of “Registration Rights Agreement”:

“2003 Employee Stockholders Agreement , Registration Rights Agreement Amendment, 2003 Executive Stockholders Agreement, 2004 Shelf Registration Agreement, 2004 Tax Sharing Agreement, 2004 Shelf Registration Agreement Amendment, First Employee Stockholders Agreement Amendment, First Executive Stockholders Agreement Amendment, Consent and Release, Second Employee Stockholders Agreement Amendment, Second Executive Stockholders Agreement Amendment and 2005 Shelf Registration Agreement.”
And by inserting “and 17-28” after “Exhibits 4-14”.
Item 7. Materials to be Filed as Exhibits
Item 7 is hereby amended to by adding the following immediately after the last exhibit in Item 7

Exhibit	Description

17	2003 Employee Stockholders Agreement, dated June 5, 2003, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein)

18	Registration Rights Agreement Amendment, dated June 30, 2003, by and between Endo and Endo LLC

19	2003 Executive Stockholders Agreement, dated July 7, 2003, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein)

20	Shelf Registration Agreement, dated April 30, 2004, by and between Endo and Endo LLC

21	2004 Tax Sharing Agreement, dated April 30, 2004, by and among Endo, Sub and Endo LLC

22	Shelf Registration Agreement Amendment, dated June 10, 2004, by and between Endo and Endo LLC

23	First Employee Stockholders Agreement Amendment, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein)

24	First Executive Stockholders Agreement Amendment, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein)

25	Consent and Release, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein) signatory thereto

26	Second Employee Stockholders Agreement Amendment, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein)

27	Second Executive Stockholders Agreement Amendment, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein)

28	2005 Shelf Registration Agreement, dated September 21, 2005, by and between Endo, Endo LLC and certain Stockholders (as defined therein)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2005

ENDO PHARMA, LLC

By:	/s/ JEFFREY R. BLACK

Name:	Jeffrey R. Black
Title:	Chief Financial Officer

KELSO INVESTMENT ASSOCIATES V, L.P.
BY:	Kelso Partners V, L.P., its General Partner

By:	/s/ MICHAEL B. GOLDBERG

General Partner

KELSO EQUITY PARTNERS V, L.P.

By:	/s/ MICHAEL B. GOLDBERG

General Partner

KELSO PARTNERS V, L.P.

By:	/s/ MICHAEL B. GOLDBERG

General Partner

*

Philip E. Berney

*

Frank K. Bynum, Jr.

/s/ JAMES J. CONNORS

James J. Connors, II

*

Michael B. Goldberg

*

Frank J. Loverro

*

George E. Matelich

*

Frank T. Nickell

*

Joseph S. Schuchert

*

David I. Wahrhaftig

*

Thomas R. Wall, IV

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ JAMES J. CONNORS
James J. Connors, II
Attorney-in-Fact

Exhibit Index

Exhibit	Description
1.*	Form of Exchange Agreement, by and between Endo Pharmaceuticals Holdings Inc. (“Endo”) and the stockholders party thereto

2.*	Endo Warrant, dated as of July 17, 2000, issued by Endo to Endo Pharma LLC (“Endo LLC”)

3.*	Pre-Merger Warrant Agreement, dated as of July 17, 2000, by and between Endo and United States Trust Company of New York, as warrant agent

4.*	Letter Agreement, dated as of November 26, 1999, by and among Algos Pharmaceutical Corporation, Endo, Kelso Investment Associates V, L.P. (“KIA V”) and Kelso Equity Partners V, L.P. (“KEP V”)

5.*	Limited Liability Company Agreement of Endo LLC, dated as of July 14, 2000, by and among the persons party thereto and each of their Permitted Transferees (as defined therein)

6.*	Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Management Stockholders (as defined therein)

7.*	Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein)

8.*	Endo Pharma LLC Amended and Restated 1997 Employee Stock Option Plan

9.*	Endo Pharma LLC Amended and Restated 1997 Executive Stock Option Plan

10.*	Endo Pharma LLC 2000 Supplemental Employee Option Plan

11.*	Endo Pharma LLC 2000 Supplemental Executive Option Plan

12.*	Tax Sharing Agreement, dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo LLC

13.*	Treasury Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

14.*	Registration Rights Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

15.*	Joint Filing Agreement, dated as of July 26, 2000

16.*	Powers of Attorney

17.
Amended and Restated Employee Stockholders Agreement, dated June 5, 2003, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein) (incorporated herein by reference to Exhibit 10.2 of Amendment No. 2 to the Form S-3 Registration Statement (Registration No. 333-105338) filed by Endo with the Commission on July 1, 2003)

18.
Amendment to the Registration Rights Agreement, dated June 30, 2003, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.1 of Amendment No. 2 to the Form S-3 Registration Statement (Registration No. 333-105338) filed by Endo with the Commission on July 1, 2003)

Exhibit	Description
19.
Amended and Restated Executive Stockholders Agreement, dated July 7, 2003, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1 of Form 10Q for the Quarter ended June 30, 2003, filed by Endo with the Commission on August 14, 2003)

20.
Shelf Registration Agreement, dated April 30, 2004, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.2 of Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-115032) filed by Endo with the Commission on June 10, 2004)

21.
Amended and Restated Tax Sharing Agreement, dated April 30, 2004, by and among Endo, Endo Pharmaceuticals Inc (f/k/a Endo Inc.) and Endo LLC (incorporated herein by reference to Exhibit 10.6 of Form 10Q for the Quarter ended March 31, 2004, filed by Endo with the Commission on May 10, 2004)

22.
Amendment to the Shelf Registration Agreement, dated June 10, 2004, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.3 of Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-115032) filed by Endo with the Commission on June 10, 2004)

23.
Amendment to the Amended and Restated Employee Stockholders Agreement, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.2 of Form 10Q for the Quarter ended September 30, 2004, filed by Endo with the Commission on November 5, 2004)

24.
Amendment to the Amended and Restated Executive Stockholders Agreement, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1 of Form 10Q for the Quarter ended September 30, 2004, filed by Endo with the Commission on November 5, 2004)

25.
Consent and Release, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Employee Stockholders (as defined therein) signatory thereto (incorporated herein by reference to Exhibit 4.3 of Form 8-K, filed by Endo with the Commission on September 22, 2005)

26.
Amendment 2 to the Amended and Restated Employee Stockholders Agreement, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.2.3 of Form 8-K, filed by Endo with the Commission on September 22, 2005)

27.
Amendment 2 to the Amended and Restated Executive Stockholders Agreement, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1.3 of Form 8-K, filed by Endo with the Commission on September 22, 2005)

28.
Shelf Registration Agreement, dated September 21, 2005, by and between Endo, Endo LLC and certain Stockholders (as defined therein) (incorporated herein by reference to Exhibit 10.1 of Form 8-K, filed by Endo with the Commission on September 22, 2005)

*	Previously filed on Schedule 13D, dated July 17, 2000